Exhibit 99.3

BASSETT VENTURES INC.

Financial Statements

(Stated in Canadian Dollars)

Three Months Ended March 31, 2007

BASSETT VENTURES INC.

Balance Sheets

March 31, 2007 and December 31, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	March 31, 2007	December 31, 2006
	$	$
Assets
Current assets
Cash and cash equivalents	404,546	558,158
Oil & Gas Property (note 4)	151,800	-
Amounts receivable	429	2,906
	556,775	561,064

Equipment (note 4)	7,018	7,473
	563,793	568,537

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	159,288	157,437
	159,288	157,437

Shareholders’ equity (deficiency)
Share capital (note 7(a))	1,830,287	1,830,287
Contributed surplus (note 7(b))	670,374	670,374
Deficit	(2,096,156)	(2,089,561)
	404,505	411,100
	563,793	568,537

See accompanying notes to the financial statements

Continuance of Operations (note 1)

Approved by the Board of Directors:
“Curt Huber”	“Harpreet Janda”
Director	Director

BASSETT VENTURES INC.

Statements of Operations and Deficit

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	For three months ended March 31,
	2007	2006

Expenses
Administrative	3,392	-
Amortization	455	586
Bank charges	122	222
Management and consulting	-	15,000
Office	2,541	624
Professional fees	1,434	(373)
Rent	-	4,487
Trust and filing fees	4,353	1,493
Wages and benefits	29	8,008

Loss before other items:	(12,326)	(30,107)
Interest income	5,731	38
Net loss from continuing operations	(6,595)	(30,069)

Basic and diluted loss per common share	(0.00)	(0.01)

Weighted average number of common shares outstanding	9,216,843	4,216,843

See accompanying notes to the financial statements

BASSETT VENTURES INC.

Statements of Cash Flows

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	For the three months ended March 31,
	2007	2006
	$	$
Cash Provided by (Used for):
Operating Activities
Net loss for the year from continuing operations	(6,595)	(30,069)
Adjustment for items which do not involve cash:
Amortization	455	586
	(6,140)	(29,483)
Changes in non-cash working capital components:
Amounts receivable	2,477	6,923
Accounts payable and accrued liabilities	1,851	23,375
	(1,812)	851
Investing Activities
Purchase of equipment	-	(2,841)
Short-term investments	(151,800)	-

Financing Activities
Common shares issued for cash, net of issue costs	-	(3,091)

Increase (decrease) in cash and cash equivalents from continuing operations	(153,612)	(5,117)

Cash and cash equivalents from continued operations, beginning of year	558,158	17,163

Cash and cash equivalents, end of year	404,546	12,046

See accompanying notes to the financial statements

BASSETT VENTURES INC.

Notes to Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

1.  NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and through its former wholly owned subsidiary, AssistGlobal Inc. (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software.  In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at March 31, 2007, the Company has a working capital of $397,487 and has accumulated losses of $2,096,156. The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”).  Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of one year or less.

Equipment

Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively.  Leasehold improvements are amortized on a straight-line basis over six years.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any asset retirement obligations.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method.

BASSETT VENTURES INC.

Notes to Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (continued)

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are  measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any asset retirement obligations.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year.  Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

3.   DISCONTINUED OPERATIONS

On July 6, 2003, the Company acquired all the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company and accounted for the transaction as a reverse takeover.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest itself all of its interest in AGI to the former principal shareholders.

As a result, during the comparative year, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company.  These surrendered shares were cancelled and returned to treasury.  As part of the transaction, the Company forgave $279,230 of intercorprate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

4.   OIL & GAS PROPERTY

The Company holds a 30% Working interest in the Alexander prospect, an oil and gas prospect located 75 km northwest of Edmonton, Alberta.  Recompletion work on the Highview Alex 6-7-51-1 W5M is expected to begin in the late summer of 2007.

BASSETT VENTURES INC.

Notes to Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

5.

EQUIPMENT

			March 31, 2007	December 31 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,414	798	2,616	2,752
Computer equipment	5,954	3,338	2,616	2,829
Leasehold improvements	2,522	736	1,786	1,892

	11,890	4,872	7,018	7,473

6.

RELATED PARTY TRANSACTIONS

March 31,	2007	2006

Management and consulting fees paid to officer and directors of the Company and/or companies controlled by them	$-	$15.000

Amounts included in accounts payable due to companies controlled by/or with common directors of the Company	$110,185	$114,304

   All transaction with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

7.     SHARE CAPITAL

a)

 Authorized share capital consists of unlimited common shares without par value.

b)

	Number of Shares	$
Balance, December 31, 2005	4,216,843	1,113,704
Private placements (1)	5,000,000	655,376
Balance, December 31, 2006 and March 31, 2007	9,216,843	1,769,080

(1)Net issue costs of $3,091 (2004 – 9,793)

c)

Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

BASSETT VENTURES INC.

Notes to Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

7.

SHARE CAPITAL (continued)

The following is a summary of the changes in the Company’s outstanding stock options for the quarter ending March 31, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at beginning of year December 31, 2005	414,000	1.12
Expired/Cancelled/Consolidated	(11,667)	1.31
Outstanding at December 31, 2006	402,333	0.96
Expired/Cancelled/Consolidated	(402.333)	0.96

Outstanding at March 31, 2007	-	-

As at March 31, 2007, there were no options outstanding.

c)

Warrants

The following is a summary of Company’s outstanding warrants as of March 31, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006 (1) and March 31, 2007	5,000,000	0.16

(1)

At December 31, 2006 the weighted average remaining life of warrants outstanding is 1.45 years.

8.

SUBSEQUENT EVENTS

The following has occurred subsequent to the period ending march 31, 2007.

On April 20, 2007 Curt Huber joined the Board of Directors and was appointed President of the Company.  Mr. Huber replaced Sokhie Puar who has resigned as president and director.

On May 7, 2007, 1,000,000 warrants were exercised at a price of US$0.12 per share for gross proceeds of US$120,000.